UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2008

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

On July 1, 2008, Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a direct wholly-owned subsidiary of Luxottica Group S.p.A. (the “Parent”), closed a private placement to institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended) of U.S. $275 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C).  The principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively.  Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum.  The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018.  The Notes are guaranteed on a senior unsecured basis by the Parent and Luxottica S.r.l., a wholly-owned subsidiary of the Parent.  The Notes can be prepaid at the option of U.S. Holdings under certain circumstances. Banc of America Securities and UniCredit Capital Markets acted as placement agents for the transaction.  The proceeds from the Notes, together with additional amounts borrowed from existing lines of credit, were used to repay the remaining outstanding principal amount, plus accrued interest and fees, of approximately U.S. $351 million that became due and payable pursuant to the short-term U.S. $500 million Bridge Facility Agreement entered into by U.S. Holdings in October 2007 to finance a portion of its acquisition of Oakley, Inc. (U.S. $150 million of the Bridge Facility Agreement had already been refinanced in April 2008).  This bridge loan facility had an interest rate of LIBOR (as defined in the Bridge Facility Agreement) plus 0.15 percent (3.011 percent on March 31, 2008).

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Note Purchase Agreement, dated as of June 30, 2008, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and the Purchasers listed on Schedule A attached thereto.

99.2	Parent Guarantee, dated as of July 1, 2008, granted by Luxottica Group S.p.A.

99.3	Subsidiary Guarantee, dated as of July 1, 2008, granted by Luxottica S.r.l.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
Dated: July 11, 2008	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER